SECURITI[illegible] 12010909 [illegible]MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 22 2012
Washington, DC
123

SEC FILE NUMBER
8-27123

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2011** (MM/DD/YY) AND ENDING **DECEMBER 31, 2011** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **HAROLD H. OSHIMA D/B/A OSHIMA & ASSOCIATES**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 MERCHANTS ROW
(No. and Street)

BOSTON	MASSACHUSETTS	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
HAROLD OSHIMA **(617) 523-1527**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Harold H. Oshima, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oshima & Associates, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JEREMIAH P. AHERN
Notary Public
Commonwealth of Massachusetts
My Commission Expires Feb 23, 2012

Signature

Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OSHIMA & ASSOCIATES
(A PROPRIETORSHIP)

FINANCIAL STATEMENT

December 31, 2011

OSHIMA & ASSOCIATES (A PROPRIETORSHIP)
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011

TABLE OF CONTENTS

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

INDEPENDENT AUDITORS' REPORT

Harold Oshima
D/B/A Oshima & Associates

We have audited the accompanying statement of financial condition of Oshima & Associates (the "Company"), as of December 31, 2011, and the related statements of income, changes in owner's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oshima & Associates, as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the Schedules presented on pages 10 & 11 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ohab and Company, PA

Maitland, Florida
February 17, 2012

OSHIMA & ASSOCIATES (A PROPRIETORSHIP)

STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS

Assets:		
Cash and cash equivalents	$	16,594
Accounts receivable		7,524
Prepaid expenses		569
Furniture and equipment, net of accumulated depreciation of $5,444		1,978
Marketable securities available for sale		1,054
Deposits with clearing broker		438
	$	28,157

LIABILITIES AND OWNER'S EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	3,245
		3,245
Owner's equity:		
Owner's capital		23,951
Cumulative other comprehensive income		961
		24,912
	$	28,157

The accompanying notes are an integral part of these financial statements.

OSHIMA & ASSOCIATES (A PROPRIETORSHIP)

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2011

Revenues:	
Commissions and fees	$ 151,476
Total revenues	151,476
Expenses:	
Compensation and employee benefit	40,000
Occupancy	36,433
Professional fees	3,703
Telephone and communications	1,587
Other operating expenses	38,321
Total expenses	120,044
Net income	31,432
Other comprehensive income:	
Interest	27
Unrealized gain (loss) on marketable securities	(1,228)
	(1,201)
Comprehensive income	$ 30,231

The accompanying notes are an integral part of these financial statements.

OSHIMA & ASSOCIATES (A PROPRIETORSHIP)

STATEMENTS OF CHANGES IN OWNER'S EQUITY
For the Year Ended December 31, 2011

	Owner's Capital	Cumulative Other Comprehensive Income	Total Equity
Balances, January 1, 2011	$ 22,448	$ 2,162	$ 24,610
Net income	31,432		31,432
Other comprehensive income			
Unrealized holding gain (loss) (net)	-	(1,201)	(1,201)
Distributions to owner	(29,929)	-	(29,929)
Balances, December 31, 2011	23,951	$ 961	$ 24,912

The accompanying notes are an integral part of these financial statements

OSHIMA & ASSOCIATES (A PROPRIETORSHIP)

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2011

Subordinated borrowings at January 1, 2011	$	-
Increases		-
Decreases		-
Subordinated borrowings at December 31, 2011	$	-

The accompanying notes are an integral part of these financial statements.

OSHIMA & ASSOCIATES (A PROPRIETORSHIP)

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2011

Cash flows from operating activities:	
Net income (loss)	$ 30,231
Adjustments to reconcile net income to net cash flows from operating activities:	
Depreciation	423
(Increase) decrease in:	
Accounts receivable	9,365
Prepaid insurance	334
Deposit with clearing broker	(26)
Marketable securities	1,228
Increase (decrease) in:	
Accounts payable and accrued liabilities	(1,864)
Net cash provided in operating activities	39,691
Cash flows from investing activities:	
Purchase of furniture and equipment	(749)
Net cash used in investing activities	(749)
Cash flows from financing activities:	
Owner withdrawals	(29,929)
Net cash used in financing activities	(29,929)
Net increase in cash and cash equivalents	9,013
Cash and cash equivalents at beginning of period	7,581
Cash and cash equivalents at end of period	$ 16,594

The accompanying notes are an integral part of these financial statements.

Note 1 – Summary of Significant Accounting Policies

Nature of Business

Oshima & Associates (the "Company") is a proprietorship of Harold Oshima, and is registered with the Securities Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company's brokerage activity is transacted on a fully disclosed basis through a clearing broker.

The Company's commission income is derived from purchases and sales of securities on behalf of customers and from advisory fees. The Company does not engage in proprietary trading activities. Fees are also charged for tax and financial advisory services.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counter parties do not fulfill their obligations, the Company may be exposed to risks.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2011, the Company had no uninsured cash balances.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

As a proprietorship, all income of the Company is taxed to Harold Oshima. Therefore, no provision is shown for federal or state income taxes in the financial statements.

Marketable Securities

Marketable securities are classified as available-for-sale and, accordingly, are reported at fair value with the unrealized gains or losses on these securities reported as a component of accumulated other comprehensive income in owners' equity. The unrealized holding loss for the year ended December 31, 2011 was $1,228 and is reported in other comprehensive income.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2011, the Company had excess net capital of $17,066 and a net capital ratio of .147 to 1.

Note 3 – Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur. At December 31, 2011, margin accounts guaranteed by the Company were not material.

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and the Clearing Broker's guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or to reduce positions, when necessary.

The Company maintains cash and other deposits with banks and brokers, and, at times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

Note 4 – Related Party Transaction

Office space has been provided under a tenancy-at-will. Rent has been charged at the rate of $3,000 for January 2011 and approximately $5,000 per month through September 2011 and thereafter $2,000 per month for the remainder of the year, plus special assessments and utilities.

Note 5 – Investment in Marketable Security

The Company's investments in marketable securities were held for an indefinite period and thus were classified as available-for-sale. Available-for-sale securities were recorded at fair value in marketable securities on the balance sheet, with the change in fair value during the period included in other comprehensive income for the period.

Note 5 – Investment in Marketable Security (continued)

Fair value was determined as follows:

	Fair Value Measurement at Reporting Date Using Description			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Balance as of December 31, 2011
Available-for-sale securities	$ 1,054	$ -	$ -	$ -
	$ 1,054	$ -	$ -	$ -

Note 6 - Subsequent Events

In accordance with the *Subsequent Events* Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the Company has evaluated those events and transactions that occurred from January 1, 2012 through February 17, 2012, the date the financial statements were available to be issued. No material events or transactions have occurred during this period which would render these financial statements to be misleading.

OSHIMA & ASSOCIATES (A PROPRIETORSHIP)
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2011

Computation of basic net capital requirements:		
Total stockholder's equity qualified for net capital	$	24,912
Deductions:		
Non-allowable assets		
Property and equipment, net		1,978
Prepaid expenses		569
Total non-allowable assets		2,547
Net capital before haircuts and securities positions		22,365
Haircuts:		
Securities positions		(299)
		(299)
Net capital		22,066
Minimum net capital requirements:		
6 2/3% of total aggregate indebtedness ($3,245)		
Minimum dollar net capital for this broker-dealer ($5,000)		
Net capital requirement (greater of above two requirements)		5,000
Net capital in excess of required minimum	$	17,066
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2011)		
Net capital, as reported in Company's Part IIA Focus Report	$	21,059
Adjustments:		
Increase in fixed assets (net)		326
Increase in accounts payable and accrued liabilities		(3,000)
Non-allowable assets		1,167
Less: haircut adjustment		2,514
Net capital, per December 31, 2011 audited report, as filed	$	22,066

OSHIMA & ASSOCIATES (A PROPRIETORSHIP)
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011

Total aggregate indebtedness:	
Accounts payable and accrued liabilities	$ 3,245
Aggregate indebtedness	$ 3,245
Ratio of aggregate indebtedness to net capital	.147 to 1

OSHIMA & ASSOCIATES (A PROPRIETORSHIP)

INFORMATION RELATING TO EXEMPTIVE PROVISION REQUIREMENTS UNDER SEC RULE 15c3-3 AS OF DECEMBER 31, 2011

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (2) (ii) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (2) (ii) of the Rule.

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Harold Oshima
Oshima & Associates (a proprietorship)

In planning and performing our audit of the financial statements of Oshima & Associates (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the owners, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ohab and Company, PA

Maitland, Florida
February 17, 2012